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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                      Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                           (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                   (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                          AMERICAN DEPOSITARY SHARES,
                      EACH REPRESENTING 3 ORDINARY SHARES
                 AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                               (ORDINARY SHARES)
                    155569-10-6 (American Depositary Shares)
                     (CUSIP Number of Class of Securities)

                                Nancy E. Barton
              Senior Vice President, General Counsel and Secretary
                      General Electric Capital Corporation
                              260 Long Ridge Road
                          Stamford, Connecticut 06927
                                 (203) 961-5523

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    COPY TO:
                               Francis J. Aquila
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                                              AMOUNT OF FILING FEE*
$109,960,918.60...........................................................               $21,992.84

* Estimated for purposes of calculating the filing fee only. The transaction valuation is based upon the purchase of 139,434,337 American Depositary Shares of Central Transport Rental Group plc (each representing three Ordinary Shares) and 500,000 Ordinary Shares of 1 pence each of Central Transport Rental Group plc held by U.S. residents at 48 pence per American Depositary Share and 16 pence per Ordinary Share in cash and the multiplication of such aggregate purchase price by the currency exchange rate of (L)1 = U.S.$1.6410 (such currency exchange rate being derived from THE WALL STREET JOURNAL dated August 1, 1997). Such number of Ordinary Shares exceeds the estimate of the number of Ordinary Shares held of record by persons with record addresses in the U.S. and represents all American Depositary Shares outstanding as of August 1, 1997.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None  Filing Party: N/A
Form or Registration No.:
  N/A                         Date Filed: N/A

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
CUSIP NO. 155569-10-6                                                PAGE 1 OF 2

                        SCHEDULE 14D-1 AND SCHEDULE 13D


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           General Electric Company; I.R.S. Identification No. 14-0689340

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Source of Funds
           OO

    5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f) /X/

    6.     Citizenship or Place of Organization
           State of New York

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           44%*

    8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares           / /

    9.     Percent of Class Represented by Amount in Row (7)
           44%*

   10.     Type of Reporting Person
           CO

------------------------

* General Electric Capital Corporation, a New York corporation, has received from certain shareholders, including certain directors (the "Selling Shareholders"), of Central Transport Rental Group plc ("CTR"), undertakings with respect to their holding of CTR Shares and CTR ADSs (together, the "CTR Securities"), pursuant to which the Selling Shareholders have agreed to validly tender (and, subject to certain limitations, not withdraw) pursuant to and in accordance with the terms of the Offer, all of the CTR Securities beneficially owned by them. The Selling Shareholders have undertaken to accept the Offer in respect of 264.8 million CTR Shares, 21.3 million CTR ADSs and 2 million Shares to be awarded upon the exercise of outstanding options, together representing approximately 44% in the aggregate of CTR's outstanding share capital and in-the-money options. The forms of deed of undertaking executed by certain directors and certain shareholders are filed as exhibits (c)(1) through (c)(8) hereto.

CUSIP NO. 155569-10-6                                                PAGE 2 OF 2

                        SCHEDULE 14D-1 AND SCHEDULE 13D


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Persons
           General Electric Capital Corporation; I.R.S. Identification No. 13-1500700

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Source of Funds
           OO

    5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)  / /

    6.     Citizenship or Place of Organization
           State of New York

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           44%*

    8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares           / /

    9.     Percent of Class Represented by Amount in Row (7)
           44%*

   10.     Type of Reporting Person
           CO

------------------------

*   The footnote on page 2 is incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Central Transport Rental Group plc ("CTR") and the address of its principal executive offices is Hampden Court, Kingsmead Business Park, London Road, High Wycombe, Buckinghamshire, HP11 1JU, United Kingdom.

    (b) This Statement relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of CTR and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts. CTR Shares and CTR ADSs are collectively referred to herein as the "CTR Securities." The Offer is subject to the terms and conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which is filed as Exhibit (a)(1) hereto) and the related Letter of Transmittal for CTR ADSs (a copy of which is filed as Exhibit
(a)(2) hereto) and Form of Acceptance for CTR Shares (a copy of which is filed as Exhibit (a)(3) hereto). Information concerning the number of outstanding Company Shares is set forth under the caption "Share Capital" in Appendix II to the Offer to Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to US dollars is set forth under the captions "The Offer" and "Settlement--Currency of consideration" in the Letter from Lazard Brothers & Co., Limited contained in the Offer to Purchase and is incorporated herein by reference.

    (c) The information set forth under the caption "Stock Exchange quotations, market price data and principal purchases" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d) and (g) This Statement is filed by GE Capital and General Electric Company (whose places of organization are set forth above in Item 1). Information concerning the principal business and the address of the principal office of each of GE Capital and General Electric Company is set forth under the captions "Information on the GE Capital Group" in the Letter from Lazard Brothers & Co., Limited contained in the Offer to Purchase and "Principal offices" and "Nature of business of GE Capital" in Appendix III to the Offer to Purchase and is incorporated herein by reference. Information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GE Capital and General Electric Company as well as information concerning the material occupations, positions, offices or employments during the last five years of such persons is set forth under the caption "Directors and executive officers of GE Capital and General Electric Company" in Appendix III to the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) Except as disclosed below, during the last five years, neither GE Capital nor General Electric Company, nor any person listed under the caption "Directors and executive officers of GE Capital and General Electric Company" in Appendix III to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    In April, 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems (a division of General Electric Company), discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offence." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

    At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of L5,000 and assessed costs of L5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) On August 11, 1989, Trailerent Limited ("Trailerent"), an indirect wholly-owned subsidiary of CTR entered into a sale/lease-back agreement with IGE Capital Corporation (Leasing) Limited ("IGE") an indirect wholly-owned subsidiary of GE Capital, for the sale of trailer equipment and trailer components to IGE from Trailerent, and the lease of that equipment from IGE to Trailerent (the "Agreement"). The term of the Agreement commenced on August 14, 1989 and is scheduled to terminate on June 30, 1999. The purchase price paid by IGE to Trailerent for the equipment was approximately $11.5 million (L7 million multiplied by 1.6410, such currency exchange rate being derived from THE WALL STREET JOURNAL dated August 1, 1997). The Agreement provides that Trailerent will make quarterly lease payments of a specified sum from the date of the commencement of the Agreement to July 1, 1996. From July 1, 1996 to the termination of the Agreement, the amount of the quarterly lease payment is calculated according to a formula set forth in the Agreement. As of the date of this filing, the aggregate amount outstanding under the Agreement is approximately $1.6 million (L958,000 multiplied by 1.6410, such currency exchange rate being derived as described above).

    Except as described above, to the best of General Electric Company's and GE Capital's knowledge, there have been no transactions with CTR required to be set forth in this Item.

    (b) The information set forth under the caption "Background to the Offer" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(c) The information set forth under the captions "Financing" and "The Offer" in the Letter from Lazard Brothers & Co., Limited contained in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth under the captions "Background" in the Letter from the Chairman of the Company contained in the Offer to Purchase, "Terms and Conditions of the Offer", "Directors, management and employees" and "Financing" in the Letter from Lazard Brothers & Co., Limited contained in the Offer to Purchase and "Background to the Offer", "Compulsory acquisition", "Certain consequences of the Offer" and "Legal and regulatory matters" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth under the caption "Shareholdings and dealings" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

    (b) During the past 60 days, neither GE Capital, General Electric Company, nor any of the subsidiaries, directors and executive officers of either of GE Capital or General Electric Company has engaged in any transaction in CTR Shares or CTR ADSs.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under the captions "Recommendation" in the Letter from the Chairman of the Company contained in the Offer to Purchase as well as the information set forth under the captions "Irrevocable undertakings", "Background to the Offer", "Shareholdings and dealings" and "Stock Exchange quotations, market price data and principal purchases" in Appendix IV to the Offer to Purchase is incorporated herein by reference. Except as set forth under those captions, neither General Electric Company nor GE Capital, nor, to the best knowledge of General Electric Company or GE Capital, any of the persons listed under the caption "Directors and executive officers of GE Capital and General Electric Company" in Appendix III to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any CTR Securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under the caption "Fees and expenses" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth under the caption "Financial statements" in Appendix III to the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) and (e) Not applicable.

    (b) and (c) The information set forth under the caption "Legal and regulatory matters" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under the caption "Certain consequences of the Offer--Margin Securities" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Form of Acceptance, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase dated August 4, 1997.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) Form of Acceptance relating to the Offer.

    (a)(4) Form of Notice of Guaranteed Delivery.

    (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Lazard Freres & Co. LLC.

    (a)(6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(8) U.K. press announcement dated July 29, 1997.

    (a)(9) U.S. press announcement dated July 29, 1997.

    (a)(10) Summary advertisement published in the U.S. dated August 4, 1997.

    (a)(11) Newspaper advertisement published in the U.K. dated August 4, 1997.

    (a)(12) U.K. press announcement dated August 4, 1997.

    (b) Not applicable.

    (c)(1) Form of Deed of Undertaking for Rupert Hambro.

    (c)(2) Form of Deed of Undertaking for David Howell.

    (c)(3) Form of Deed of Undertaking for Appaloosa Management L.P.

    (c)(4) Form of Deed of Undertaking for Commerzbank AG.

    (c)(5) Form of Deed of Undertaking for Lloyds Bank plc.

    (c)(6) Form of Deed of Undertaking for Loomis, Sayles & Company, L.P.

    (c)(7) Form of Deed of Undertaking for National Westminster Bank Plc.

    (c)(8) Form of Deed of Undertaking for Royal Bank of Canada, London Branch.

    (d) Not applicable.

    (e) Not applicable.

    (f) The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance relating to the Offer are incorporated herein by reference.

                                   SIGNATURES

After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 4, 1997

                                GENERAL ELECTRIC COMPANY

                                By:  /s/ ROBERT E. HEALING
                                     ------------------------------------------
                                     Name: Robert E. Healing
                                     Title: Corporate Secretary

                                GENERAL ELECTRIC CAPITAL CORPORATION

                                By:  /s/ R. TODD BRADLEY
                                     ------------------------------------------
                                     Name: R. Todd Bradley
                                     Title: Vice President

                                 EXHIBIT INDEX

 Exhibit
 Number                                            Description of Document
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase dated August 4, 1997

(a)(2)     Form of Letter of Transmittal

(a)(3)     Form of Acceptance relating to the Offer

(a)(4)     Form of Notice of Guaranteed Delivery

(a)(5)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Lazard
           Freres & Co. LLC

(a)(6)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees

(a)(7)     Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9

(a)(8)     U.K. press announcement dated July 29, 1997

(a)(9)     U.S. press announcement dated July 29, 1997

(a)(10)    Summary advertisement published in the U.S. dated August 4, 1997

(a)(11)    Newspaper advertisement published in the U.K. dated August 4, 1997

(a)(12)    U.K. press announcement dated August 4, 1997

(b)        Not applicable

(c)(1)     Form of Deed of Undertaking for Rupert Hambro

(c)(2)     Form of Deed of Undertaking for David Howell

(c)(3)     Form of Deed of Undertaking for Appaloosa Management L.P.

(c)(4)     Form of Deed of Undertaking for Commerzbank AG

(c)(5)     Form of Deed of Undertaking for Lloyds Bank plc

(c)(6)     Form of Deed of Undertaking for Loomis, Sayles & Company, L.P.

(c)(7)     Form of Deed of Undertaking for National Westminster Bank Plc

(c)(8)     Form of Deed of Undertaking for Royal Bank of Canada, London Branch

(d)        Not applicable

(e)        Not applicable

(f)        The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance relating to the Offer are incorporated herein by reference